THIRD COAST BANCSHARES, INC.

2020 Highway 59 North, Suite 190

Humble, TX 77338

May 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Third Coast Bancshares, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the above referenced Registration Statement (the “Registration Statement”) relating to the registration by Third Coast Bancshares, Inc. (the “Company”) under the Securities Act of 1933, as amended (the “Securities Act”), of $82,250,000 aggregate principal amount of the Registrant’s 5.500% Fixed-to-Floating Rate Subordinated Notes due 2032 (the “Exchange Notes”) to be offered by the Registrant in exchange (the “Exchange Offer”) for a like principal amount of the Registrant’s issued and outstanding 5.500% Fixed-to-Floating Rate Subordinated Notes due 2032 (the “Outstanding Notes”), the Registrant hereby confirms and represents as follows:

1.

The Company is registering the Exchange Offer in reliance on the position of the staff (the “Staff”) of the U.S. Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (together, the “No Action Letters”).

2.

The Company has not entered into any arrangement or understanding with any person who will receive the Exchange Notes in the Exchange Offer to distribute the Exchange Notes following the completion of the Exchange Offer. To the best of the Company’s knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the Exchange Offer with a view to distribute the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is participating in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and be identified as an underwriter in the prospectus.

3.

The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act.

4.

The Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

5.

The Company will include in the letter of transmittal to be executed or deemed to be executed by each person participating in the Exchange Offer (i) an acknowledgement that such participant does not intend to engage in a distribution of the Exchange Notes and (ii) an acknowledgement for each person that is a broker-dealer exchanging Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, that such broker-dealer will satisfy any prospectus delivery requirements in connection with any resale of such Exchange Notes, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If any additional supplemental information is required by the Staff, please contact Blake Redwine of Norton Rose Fulbright US LLP, our legal counsel, at (214) 855-7425.

Respectfully,

THIRD COAST BANCSHARES, INC.

By:	/s/ R. John McWhorter
Name:	R. John McWhorter
Title:	Chief Financial Officer

cc:	Blake Redwine, Esq., Norton Rose Fulbright US LLP